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Exhibit 4.27

PRIVATE & CONFIDENTIAL
Delivered in person

March 2nd, 2005

David L. Adams
Senior Vice President Finance & Chief Financial Officer
SR Telecom Inc.

Dear David:

As you are aware, SR Telecom Inc. is currently going through a very challenging time, given the need to refinance and reorganize its Business structure. We recognize that this is a very difficult period and appreciate the on-going commitment and contribution of all SR Telecom's employees.

However, we must secure our future Business activities going forward and protect our capability to serve our customers in the manner we wish to as we finally go on with our Business. As such, the Board of Directors of SR Telecom Inc. has agreed to implement a retention bonus plan for a group of employees which will ensure that we secure our core expertise and key know-how during that period. As the Senior Vice President Finance and CFO of the Company, the Board has agreed to provide you with a retention premium for a period of ten (10) weeks commencing Monday, February 28, 2005. In your case, this premium will be defined as the full repayment (principal amount plus outstanding interests up to today) on the loan you have entered into on July 3rd 2001 for $58,000 (copy attached).

The condition for you to obtain the written confirmation that this loan is fully paid back is that you maintain your active employee status and fulfil your responsibilities as the Senior Vice President Finance and CFO of SR Telecom Inc. Consequently, should you leave the Company on your own will, between now and May 6th, 2005, you will have to reimburse the loan according to the agreement signed at the time you entered into that loan.

Please note that, the information contained in this letter is specific to yourself and you are required to maintain its receipt and contents in the strictest confidentiality.

To conclude, we trust that this special program will provide you with a greater level of comfort commensurate with our mutual appraisal of your personal and professional circumstances. We appreciate your on-going contribution and know we can count on your support during this period of transition and challenges.

Regards,

/s/ LIONEL HURTUBISE Lionel Hurtubise
Chairman of the Board of Directors SR Telecom Inc.

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Exhibit 4.27